

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2023

Jude Bricker
Chief Executive Officer
Sun Country Airlines Holdings, Inc.
2005 Cargo Road
Minneapolis, MN 55450

> **Re: Sun Country Airlines Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 27, 2022**
> **File No. 333-269023**

Dear Jude Bricker:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Energy & Transportation

cc: Brian M. Janson